8/4

05010202

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Marganetsky Ore Mining & Processing Enterprise

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34710

FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

OICF/BY: dlw

DAT : 8/4/05

Rule 12g3-2(b) #82-34710

RECEIVED
2005 AUG -4 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

"Утверждаю"

Председатель правления
ОАО "МГОК"
В.Н. Надзоров

SEC MAIL PROCESSING
RECEIVED
AUG 0 2 2005
WASH. D.C. 209 SECTION

Годовой отчет/ Annual report 2004

Открытого Акционерного Общества "Марганецкий горно-обогатительный комбинат"

Open Joint Stock Company "~~Marhanetskiy GOK~~"

Marganetsky Ore Mining & Processing Enterprise

ARS
12-31-04

Марганецкий ГОК
ОАО "Марганецкий горнообогатительный комбинат"

ул. Советская, 62, г. Марганец, 53400, Украина
тел. (05665) 222-02, факс (05665) 230-31

г. Марганец

ИСТОРИЧЕСКАЯ СПРАВКА

Открытое акционерное общество "Марганецкий ГОК" одно из крупнейших предприятий в Европе по добыче и переработке марганцевых руд, которое осуществляет добычу руды подземным и открытым способами, с последующим обогащением ее на обогатительной фабрике.

"Марганецкий горно-обогатительный комбинат" - предприятие по добыче и обогащению марганцевых руд, производству марганцевых концентратов, разрабатывает Грушевско-Басанский участок Никопольского месторождения марганцевых руд.



Фото: Добычной забой начала XX века.

Месторождение открыто русским горным инженером Домгером В.А. в 1883 году.

Первый рудник начал работать в 1885 году. Наибольшее развитие в дореволюционный период разработка месторождения достигла в 1913 году.

Большинство технологических процессов, связанных с добычей руды выполнялись вручную. В 1923 году в эксплуатацию введены две рудопромывочные фабрики. В 1928-1929 годах на рудопровывочных фабриках устанавливаются первые отечественные обогатительные аппараты, мокрая отсадка заменяется промывкой с последующим грохочением.

В январе 1934 года организован трест "Никопольмарганец".

К концу 1940 года в бассейне действовало 20 шахт и 4 обогатительных фабрики. В 1970 году на базе двух рудоуправлений организован горно-обогатительный комбинат.

В 1996 году государственное предприятие преобразовано в Акционерное общество "Марганецкий ГОК" .



Фото: Дворец культуры Горняков.

СТРАТЕГИЯ И МИССИЯ ПРЕДПРИЯТИЯ

ОАО "Марганецкий ГОК"- ставит своей задачей сохранение и увеличение доли на рынке Украины по производству марганецсодержащей продукции для удовлетворения нужд металлургических заводов Украины, с целью укрепления экономической стабильности государства.

ЦЕЛИ РАБОТЫ КОМБИНАТА:

1. Эффективное развитие предприятия, совершенствование технологических процессов производства..
2. Удовлетворение социально-экономических запросов владельцев акций и трудового коллектива.
3. Совершенствование управленческого учета и информационного обеспечения для улучшения эффективности управления комбинатом.
4. Совершенствование технологических процессов производства.
5. Совершенствование структуры управления комбинатом.



Фото: Центральное административное здание.

ДОСТИЖЕНИЯ ПРЕДПРИЯТИЯ В 2004 ГОДУ

- произведено 993,9 тыс.тонн концентрата;
- добыто 2325,7 тыс.тонн сырой марганцевой руды;
- реализовано марганцевого концентрата 1114 тыс.тн., что на 35 % больше, чем в 2003 году;
- реализовано марганца сернокислого 1032,7 тонн;
- уменьшена общая численность персонала на 5 % за счет непромышленной сферы;
- снижен уровень кредиторской и дебиторской задолженности;
- продолжено совершенствование системы бюджетирования;
- баланс и контроль за поступлением и расходованием денежных средств комбината имели особое внимание;
- с целью обновления горно-добывающего оборудования приобретено 34 единицы техники на сумму свыше 2,279 млн. грн.,

ОСНОВНЫЕ ВИДЫ ВЫПУСКАЕМОЙ ПРОДУКЦИИ

I. Руда марганцевая обогащенная (оксидная)

Качественные показатели по стандарту:

Сорт	Класс крупности, мм	Контрольный класс, мм	Доля крупности, %	Массовая доля, Mn,%	Норма влаги, %	Массовая доля P, %	Массовая доля SiO2, %
I	0-50	+50	15	43.0	16.0	0.135-0.245	12.0-17.0
I Б	0-50	+50	15	41.0	16.0	0.135-0.245	15.0-20.0
II	0-50	+50	15	34.0	22.0	0.130-0.245	25.0-30.0

II. Руда марганцевая обогащенная (оксидно-карбонатная)

Качественные показатели по стандарту:

Сорт	Класс крупности, мм	Контрольный класс ,мм	Доля крупности ,%	Массовая доля, Mn, %	Норма влаги, %	Массовая доля P, %	Массовая доля SiO2, %	П.П.П %, не менее
I	0-150 0-50	- +50	- 15	26.0	18.0	0.160-0.240	20.0 –25.0	17.0

III. Марганец сернокислый кристаллический

Качественные показатели по стандарту:

Массовая доля марганца, % не менее	Массовая доля нерастворимых в воде веществ, % не более	Массовая доля марганца Mn4+,% не более	Массовая доля Mg %, не более	Гранулометрический состав, мм
30.0	0.8	0.02	2.0	0-2

КОЛИЧЕСТВО И СОСТАВ ПЕРСОНАЛА КОМБИНАТА

Динамика изменения численности:

Год	1998	1999	2000	2001	2002	2003	2004	2005
Численность на 1января	7351	6314	6994	7318	7387	7544	7342	6991

На 1 января 2005 г. в Марганецком ГОКе численность трудящихся составила – 6991 человек, в том числе - 1956 женщин.

Из общей численности персонала – 6991 человек - удельный вес работников :

- промышленного персонала – 94,0 %,
- непромышленного - 5,7 %,
- ж е н щ и н - 28,0 %.

Численность работников по категориям:

Категория	Количество, чел.	Доля, %
рабочих	5725	81,9
руководителей	557	8,0
специалистов	605	8,6
служащие	104	1,5



Численность персонала ОАО "МГОК" по направлениям
5%
36%
32%
1%
12%
7%
7%
Подземные цеха
Открытая разработка
Обогатительная фабрика
Транспорт
Химический комплекс
Прочие производственные цеха
Аппарат управления

Качественный состав персонала по образованию:

Тип образования	Количество, чел.	Доля, %
с высшим	854	12,2
со средне-специальным	2268	32,4
средним	3869	55,3

ОРГАНЫ УПРАВЛЕНИЯ

Главным органом управления предприятия является Правление ОАО "Марганецкий горно-обогатительный комбинат" в составе:

- Председатель Правления, непосредственно осуществляющий руководство управлением капитального строительства, отделом технического контроля, юридическим отделом, 1-2 отделом;

- Главный бухгалтер, руководящий работой главной бухгалтерии и контрольно-ревизионного отдела;

- Заместитель Председателя Правления по производству – руководит производственным функциональным направлением, включающего в себя добычные цеха (шахты, карьеры), обогатительную фабрику, подчиненные непосредственно производственному управлению; службами, подчиненными главному инженеру и главному обогатителю;

Главный инженер – руководящий инженерным центром, объединяющим отделы: технический, главного геолога, главного маркшейдера, проектно-конструкторский; специализированную лабораторию обогащения, лабораторию защиты водно-воздушного бассейна, лабораторию метрологии.

Главный обогатитель в своем подчинении имеет обогатительную фабрику, шламовое хозяйство, химический комплекс, лабораторию обогащения.

- Заместитель Председателя Правления по управлению персоналом – руководитель соответствующего функционального направления, включающего в себя отдел труда и заработной платы, отдел кадров, отдел технического обучения, отдел по работе с акционерами, отдел по чрезвычайным ситуациям, отдел по связям с общественностью;

- Заместитель Председателя Правления по экономике и финансам, осуществляющий координацию работы планово-экономического отдела, финансового отдела, управления стратегического планирования и цеха автоматизированных систем управления;

- Заместитель Председателя Правления по коммерческим вопросам – руководитель коммерческого направления, состоящего из службы обеспечения производства, отдела сбыта и внешне-экономических связей и хозяйственного цеха.

Правление рассматривает и принимает решение по всем стратегически важным для предприятия вопросам производственного-экономического и коммерческого характера.

Структурная схема управления ОАО “Марганецкий ГОК”


Председатель правления
Зам. председателя правления по коммерческим вопросам
Помощник, отдел сбыта и ВЭС, ОМТС, хоз.цех
Зам. председателя правления по экономике и финансам
Финансовый отдел, Управление планирования, цех АСУ, юротдел
Зам. председателя правления по управлению персоналом
ОТиЗ, ОК, ОТО, ОЧС, ОРА, ОСО
Зам. председателя правления по транспорту, строительству и общим вопросам
АХО
Цех питания
Автоцех
ЖДЦ
УКС: ОКС, ОСЗиС, РСЦ, СМЦ
Отдел по обслуживанию объектов соцкультбыта: уч.“ДК горняков“, уч. по обслужив. спортсооружений, уч. зелен. хоз-ва, уч. „Общежитие“, вспом. уч. по использов. труда инвалидов, б/о „Чайка“, прач. хоз-во, санаторий -профилакторий
Зам. председателя правления по координации и развитию
Зам. председателя правления по охране труда
Отдел охраны труда, цех охраны здоровья
Главный бухгалтер
Главная бухгалтерия, КРО
Заместитель председателя правления по производству
Начальник ПрУ
ПрУ
Шахты №№ 1-бис, 2, 3/5, 8, 9/10, 14/15
Карьеры: Грушевский, Басанский
Главный обогатитель
Отдел главного обогатителя
ГОФ
ШХОВС
ОПКХО
СЛО
ЦОФ
Главный инженер
Техотдел
ОГМ
РМЦ
ПМВВР
ЦППКМ
ОГМарк
ОГЭ
ЦСП
ЭСЦ
ЦТДС
ЭМЛ
Лаб.метрол.
Тех.библ.
ЛЗВВБ
ОГГ
ПКО
ОВК
ОТК
ОВВО
1-2 отдел

ПРОЕКТНЫЕ И ПРОИЗВОДСТВЕННЫЕ МОЩНОСТИ

Проектная мощность комбината по добыче сырой марганцевой руды, по состоянию на 01.01.2005 год составляет 3550 тыс. тонн, в том числе подземным способом 2450 тыс. т. и открытым способом 1100 тыс. т.

Наименование цеха	Год ввода в эксплуатацию	Проектная мощность	Производств. мощность на 2004 год
Добыча марганцевой руды, тыс. тонн			
Шахта № 1-бис	1966	300	152
Шахта № 2	1960	300	160
Шахта № 3/5	1979	550	525
Шахта № 8	1972	250	150
Шахта № 9/10	1978	900	645
Шахта № 14/15 (строительство)		500	285
Подземным способом		***2450***	***1917***
Грушевский карьер	1962	900	520
Басанский карьер	1973	200	200
Открытым способом		***1100***	***720***
Всего по комбинату		**3550**	**2637**
Производство марганцевого концентрата, тыс. Тонн			
Грушевская обогатительная фабрика	1962	***2430***	***1122***


ШАХТА 9 10

Фото: Шахта 9/10 – один из крупнейших цехов комбината.

ОСНОВНЫЕ ПРОИЗВОДСТВЕННЫЕ ПОКАЗАТЕЛИ

Производственный цех/	**Объемы добычи, тыс. т.**
Шахта 1-бис	135,6
Шахта 2	153,8
Шахта 3/5	439
Шахта 8	143,1
Шахта 9/10	491,8
Шахта 14/15	288,1
Грушевский карьер	473,1
Басанский карьер	201,2
Всего по комбинату	2325,7



Объемы добычи марганцевой руды в 2004 году
201
136
154
473
439
288
143
492
Шахта 1-бис
Шахта 2
Шахта 3/5
Шахта 8
Шахта 9/10
Шахта 14/15
Грушевский карьер
Басанский карьер

Производство концентрата, тыс. тонн	
Концентрат, всего, тыс. тонн	993,9
сорт I	113,4
сорт IБ	187,1
высшие сорта	300,6
сорт II	472,1
сорт I карбонатный	221,3



Отношение объемов по способу добычи
26%
74%
Подземным способом
Открытым способом

Схема обогащения окисной руды.



50т
Думпкар
Бункер
Питатель
Дробилка
Дробилка
Промывочная машина
Мытая руда
Грохот
50-10 мм
Дробилка
30мм
Грохот
Открытые склады
-1,6
30-10 мм
3-0
Классификатор
-0,15
-0,3
+0,3
Гидроциклон
+0,15
Электромагнитный
сепаратор
Электромагнитный
сепаратор
Классификатор
II сорт
Отвал
Машина
Отсадочная
I сорт
II сорт
Отсадочная
Машина
10-3
высшие сорта
Классификатор
Электромагный
сепаратор
I сорт
IIсорт
Классификатор

Схема обогащения карбонатной руды.



50т
Думпкар
Бункер
Питатель
-200 мм
Дробилка
-150 мм
Дробилка
Промывочная машина
Грохот +50
+10
-10
Дробилка
10-1,6
Грохот
-1,6
+10-50
Электромагн.
сепаратор
10-1,6
+10
-10
Открытые склады
Гидроциклон
Электромагнитный
Сепаратор
Отвал
Концентрат

ДОЛЯ ОАО "МГОК" НА УКРАИНСКОМ И МИРОВОМ РЫНКАХ

Марганец, как и большинство металлов распределен по земному шару неравномерно. Главными держателями запасов марганца являются 10 стран, недра которых заключают около 90 % мировых запасов: ЮАР, Украина, Казахстан, Габон, Грузия. Австралия, Бразилия, Китай, Болгария, Индия. Именно эти страны лидируют по объемам экспорта марганцевой руды.

Производителями марганцевой руды на рынке Украины являются Орджоникидзевский и Марганецкий ГОКи, которые составляют 14 % общего мирового производства руды.



Производство марганцевой руды в мире,%
14%
2%
8%
10%
18%
19%
2%
6%
8%
4%
9%
Австралия
Бразилия
Китай
Габон
Гана
Индия
Казахстан
Мексика
Южная Африка
Украина
Другие страны

Доля ОАО "Марганецкий ГОК" на рынке Украины составляет 32 %.

ОБЪЕМЫ РЕАЛИЗАЦИИ

Основные потребители	Сорт	Объемы реализации, тыс. грн
ОАО "Запорожский завод ферросплавов"	1	16026,3
	1Б	23930,1
	2	48772,5
	всего	***88678,9***
ОАО "Краматорский металлургический завод"	1	3637,8
	1 Б	2561,9
	карб	14170,8
	всего	***20370,5***
ОАО "НЗФ"	1Б	1625,8
	2	3118,7
	всего	***4744,5***
ОАО "Азовсталь"	карб	3686,8
ОАО "ПГОК"	карб	9282,6
ОАО «ЗЗСФ»	1Б	335,7
ОАО «Алчевский меткомбинат»	карб	294,7
ОАО «Алапаевский меткомбинат»	1Б	1917,2
ОАО «Стахановский ЗФ»	**2**	1376,4
Другие предприятия Украины	*всего*	***5127,1***
Польша	**1Б**	**537,6**
Россия	**1Б**	**26,5**
ВСЕГО		**136378,6**

			Дата
П1дприемство ВАТ "Марганецький ГЗК"		за ЄДРПОУ	00190911
Територ1я Укра1на		за КОАТУУ	1241300000
Форма власності *колективна*		за КФВ	20
Орган державного управління		за СПОДУ	06024
Галузь промислов1сть		за ЗКГНГ	12120
Вид економічної діяльності видоб.марганц.руд		за КВЕД	
Одиниця виміру: **тис.грн**		Контрольна сума	

Адреса 53400 г.Марганец
вул.Радянська,62

БАЛАНС
на 31 грудня 2004р.

	Форма № 1	Код за ДКУД	1801001
Актив	Код рядка	На початок звітного періоду	На кінець звітного періоду
1	2	3	4
I. Необоротні активи			
Нематеріальні активи:			
залишкова вартість	010	221,4	293,7
первісна вартість	011	650,6	912,9
знос	012	429,2	619,2
Незавершене будівництво	020	61239,7	155240,6
Основні засоби:			
залишкова вартість	030	277371,2	312061,9
первісна вартість	031	2110957,2	2153562,4
знос	032	1833586,0	1841500,5
Дострокові фінансові інветсиції			
які облікувуються за методом участі в капіталі інших підриємств	040	1407,3	1057,3
інші фінансові інвестиції	045	2682,8	2682,8
Довгострокова дебіторська заборгованість	050		
Відстрочені податкові активи	060		
Інші необоротні активи	070		
Усього за розділом I	**080**	**342922,4**	**471336,3**
II. Оборотні активи			
Запаси:			
виробничі запаси	100	17662,4	12167.0
тварини на вирощуванні та відгодівлі	110		
незавершене виробництво	120	718,9	294,4
готова продукція	130	57303,6	48819,1
товари	140	92,7	1760.0
Векселі одержані	150	6794,4	622,7
Дебіторська заборгованість за товари, роботи, послуги:			
чиста реалізована вартість	160	192199,1	99446,1
первісна вартість	161	194742,8	101854,4
резерв сумнівних боргів	162	2543,7	2408,3
Дебіторська заборгованість за розрахунками:			
з бюджетом	170	28760,5	49569,7
за виданими авансами	180	246477,9	68127,4
з нарахованих доходів	190		
із внутрішніх розрахунків	200	1232,1	1079,6
Інша поточна дебіторська заборгованість	210	472.0	84854,5
Поточні фінансові інвестиції	220		
Грошові кошти та їх еквіваленти:			
у національній валюті	230	1301,3	35041.0
в іноземній валюті	240	286,3	7356,8
Інші оборотні активи	250	1967,4	634,4

		Дата
П1дприемство ВАТ "Марганецький ГЗК"	за ЄДРПОУ	00190911
Територія *Украина г.Марганец*	за КОАТУУ	1241300000
Орган державного управління	за СПОДУ	06024
Галузь промислов1сть	за ЗКГНГ	12120
Вид економ1чно1 д1яльност1 видоб.марганцев.руд	за КВЕД	13201
Одиниця виміру: *тис.грн*	Контрольна сума	

Звіт про фінансові результати
за 2004 рік

Форма № 2 Код за ДКУД 1801003

I. Фінансові результати

Стаття	Код рядка	За звітній період	За попередній період
1	2	3	4
Дохід (виручка) від реалізації продукції (товарів, робіт, послуг)	010	908587,3	974941,5
Податок на додану вартість	015	34741,8	104127,6
	020		
Акцизний збір	025		
Інші вирахування з доходу	030	7382,4	4672,1
Чистий дохід (виручка) від реалізації продукції (товарів, робіт, послуг)	035	866463,1	866141,8
Собівартість реалізованої продукції (товарів, робіт, послуг)	040	892394,1	837332,2
Валовий:			
прибуток	050		28809,6
збиток	055	25931,0	
Інші операційні доходи	060	599885,2	353588,4
Адміністративні витрати	070	17537,8	12077,5
Витрати на збут	080	7886,4	6382,7
Інші операційні витрати	090	618199,0	362813,9
Фінансові результати від операційної діяльності:			
прибуток	100		1123,9
збиток	105	69669,0	
Дохід від участі в капіталі	110		
Інші фінансові доходи	120		
Інші доходи	130	2384,8	1199.0
Фінансові витрати	140	5924,5	1213,4
Втрати від участі в капіталі	150	364,4	375,4
Інші витрати	160	1344,8	1391,3
Фінансові результати від звичайної діяльності до оподаткування:			
прибуток	170		
збиток	175	74917,9	657,2
Податок на прибуток від звичайної діяльності	180	-8486,0	-713,4
Фінансові результати від звичайної діяльності:			
прибуток	190		56,2
збиток	195	66431,9	
Надзвичайні:			
доходи	200		
витрати	205		
Податки з надзвичайного прибутку	210		
Чистий:			
прибуток	220		56,2
збиток	225	66431,9	

HISTORY

Joint stock company Marhanetkiy GOK is one of the largest enterprises in Europe engaged in mining and manganese ore enriching. It executes mining by underground and open-pit methods with following dressing on the concentration plant.

Marhanetkiy Mining and Concentrating Complex – the complex, producing manganese concentrates, develops the Grushevsk-Basanskyi site of Nicopol manganese ore deposit.

The deposit was discovered by outstanding Russian geologist V.A. Domger in 1883.



Photo: Face-worker at the beginning of the XX Century.

The first mine started its work in 1885. In pre-revolutionary period, the outside development was reached in 1913. The majority of work was executed manually. In 1923 two ore-washing factories were put into operation. In 1928-1929 in ore-washing factories the first home-produced dressing equipment was installed, wet jigging was substituted by washing with the following screening.

In January 1934 the trust "Nicipolmanganese" was organized.

Up to the end of 1940 20 mines and 4 concentrating factories were in operation. In 1970 on the base of two mining directorates the Mining and Concentrating Complex was organized.

In 1996 the state enterprise was reorganized into Joint stock company Marhanetkiy GOK.



Photo: The Palace of Culture.

STRATEGY AND MISSION

Joint stock company Marhanetkiy GOK aims at keeping and increasing its share of the Ukrainian market in the production of manganese containing products for the needs of metallurgical plants of Ukraine, securing the economical stability of the state.

The company functional goals.

1. To achieve break-even results of the activity.
2. To satisfy the requirements of share-holders and working staff.
3. To enhance management information supply to improve the company management effectiveness.
4. To develop technological processes of production.
5. To improve company's management structure.



Photo: Central Administration Building.

COMPANY ACHIEVEMENTS IN 2004

- The volume of merchantable product reached 993,9 thous tons.
- The volume of excavated raw manganese ore is 2325,7 thous tons.
- The volume of sales reached 1114,8 thous. tones, 136378 thous. UAH what is 8% more than in 2003.
- The volume of creditors and debtors obligations was diminished.
- The system of budget formation was enhanced.
- The volume of sales of Manganese sulphate was 1032,7 tones.
- The balance of income and expense resources had special attention.
- New 34 units of mining equipment, for more than 2,279 mln. UAH were introduced into production process.

The main products produced

I. CONCENTRATED MANGANESE ORE (OXIDE)

Standard performance figures

Grade	Size fraction, mm	Control size, mm	Fraction proportion %	Mass fraction of Mn,%	Moisture content rate, %	Mass fraction of P,%	Mass fraction of SiO2,%
I	0-50	+50	15	43.0	16.0	0.135-0.245	12.0-17.0
I Б	0-50	+50	15	41.0	16.0	0.135-0.245	15.0-20.0
II	0-50	+50	15	34.0	22.0	0.130-0.245	25.0-30.0

II. CONCENTRATED MANGANESE ORE (OXIDE-CARBONATE)

Standard performance figures

Grade	Size fraction, mm	Control size, mm	Fraction proportion %	Mass fraction of Mn,%	Moisture content rate, %	Mass fraction of P,%	Mass fraction of P,%	loss during firing %,not less that
I	0-150 0-50	- +50	- 15	26.0	18.0	0.160-0.240	20.0 –25.0	17.0

III. MANGANESE SULPHATE, IN CRYSTAL

Standard performance figures

Mass fraction of manganese (%) not less that	Mass fraction of water – insoluble substances (%), not more that	Mass fraction of manganese Mn^{4+}(%) not more than	Mass fraction of magnesium (%) not more than	Granulometric composition (mm)
30.0	0.8	0.02	2.0	0-2

DIRECTING BODIES

The main directing body of the enterprise is the Board of JSC "Marhanets Mining and Concentrating Complex":

- Chairman of the Board, directly heads technical examining department, confidential (secret) department;

- Chief accountant, controlling the work of chief book-keeping department and control-inspection committee;

- Vice-chairman in production – the head of production functional trend, including mining workshops (mines, quarries), concentrating plant, which are in the subordination of the production direction; controls the departments of chief engineer and concentrating services.

Chief engineer – is the head of engeneering centre, including the departments: technical, geological, mine-surveyors, draft-designing; particularized concentrating laboratory, environment defence, metrology;

- Vice-chairman in personnel management – the head of corresponding functional trend, including the department of labour and wage, cadre department, the department of technical education, the department, working with shareholders, emergency department, public relations department ;

- Vice-chairman in economics and finances, executing the coordination of the work of planning-economical department, financial department, the committee of strategical planning and the department of automatic control systems;

- Commercial director – the commercial trend, consisting of production material supply, sales department, external-economics links department and storehouses;

The board studies and adopts decision on all enterprise important matters of production, economical and commercial character.

Management scheme in JSC "Marganetskiy GOK"



Chairman of the board
Commercial director
Sales dep., Production material suply dep. storehouses
Vice chairman in economics and finances
Financial dep. Planning dep.
Vice-chairman in personnel management
Dep. of labour and wage, cadre dep., tachnical education dep.
Vice chairman in transport, construction and social sphere
Railway works
Constructing dep.
Vice chairman in coordination and development
Vice chair man in health security
Health defence department
Chief accountant
Chief book-keeping dep.
Control-inspection dep.
Vice chairman in production
Head of production departm.
Production department
Mines №№ 1, 2, 3/5, 8, 9/10, 14/15
Grushevsk and Basansky quarries
Concentrating director
Отдел главного обогатителя
Concentrating factory
Slimes
Chemical complex
Concentrating laboratories
Chief engineer
Technical dep.
Mine surveyor
Energetical dep
Draft des.
Environm. def. dep.
TED
JD
Security
CD

STAFF QUANTITY AND COMPOSITION

Number changes dynamics:

Year	1998	1999	2000	2001	2002	2003	2004	2005
Number of personnel on 1 January	7351	6314	6994	7318	7387	7544	7342	6991

On January, 1 2005 the quantity of personnel in Marhanets GOK was - 6991 persons, including - 1956 women.

The proportion of the working staff :
- personnel involved into production process – 94,3 %,
- others - 5,7 %,
- women - 28,0 %

The quantity of personnel by categories:

Category	Number, per.	Proportion, %
Workers	5725	81,9
Management	557	8,0
Specialists	605	8,6
Non-manual workers	104	1,5



Number of personnel by trends
5%
32%
36%
1%
12%
7%
7%
Undeground group
Open mining group
Concentrating factory
Transport
Chemical plant
Other production works
Administration

Quality composition of personnel by education:

Type of education	Quality, per.	Доля, %
Higher education	854	12,2
Technical secondary education	2268	32,4
Secondary education	3869	55,3

PROGECT AND PRODUCTION CAPACITIES

The progect capacity of the complex in crude manganese ore mining, on the date 01.01.2003 amounts 3550 thousand tons, including the underground method - 2450 thousand tons and open-mining - 1100 thousand tons.

Workshop	Put into operation	Capacity	Production capacity in 2003
Manganese crude ore extraction, thousand tons			
Mine № 1-"	1966	300	152
Mine № 2	1960	300	160
Mine № 3/5	1979	550	525
Mine № 8	1972	250	150
Mine № 9/10	1978	900	645
Mine № 14/15 (in construction)		500	285
By underground method		***2450***	***1917***
Grushevsky quarry	1962	900	520
Basansky quarry	1973	200	200
By open-mining method		***1100***	***720***
Total		**3550**	**2637**
Production of merchantable manganese ore, thousand tons			
Grushevsk concentrating factory	1962	***2430***	***1122***


ШАХТА 9 10

Photo: Mine 9/10 – the largest underground workshop.

MAIN PRODUCTION FIGURES

Workshop	Quantity of mining, th. tons
Mine № 1-“	135,6
Mine № 2	153,8
Mine № 3/5	439
Mine № 8	143,1
Mine № 9/10	491,8
Mine № 14/15	288,1
Grushevsky quarry	473,1
Basansky quarry	201,2
Total	2325,7



The quantity of crude ore mining in 2004
7%
5%
6%
22%
21%
7%
7%
25%
Шахта 1-бис
Шахта 2
Шахта 3/5
Шахта 8
Шахта 9/10
Шахта 14/15
Грушевский карьер
Басанский карьер

merchantable manganese ore production, th. Tons	
Concentrate, altogether	**993,9**
Grade I	113,4
Grade IБ	187,1
Higher grades	**300,6**
Grade II	472,1
Grade I carbonate	221,3



The rate of volumes between underground and open excavation methods
29%
71%
Undergroung
Open

JSC “MM&OCC”

Oxide ore- flow diagram



Hopper
50т
Feed
Hopper
Jaw Crusher
Jaw Crusher
Washing mashine
Washed ore
Screen
Crusher
50-10 мм
30мм
Screen
Storage
Classificator
-0,15
-0,3
+0,3
Hydrocyclones
+0,15
Electromagnetic
Separator
-1,6
Electromagnetic
Separator
30-10 мм
3-0
Classificator
Jig
Jig
10-3
Electromagnetic
Separator
II grade
I grade
I grade
II grade
II grade
Slimes
Classificator
Classificator

JSC "MM&OCC"

Carbonate ore – flow diagram.



50т
Feed
Hopper
-200 мм
Crusher
-150 мм
Crusher
Washing mashine
Screen +50
+10
Crusher
-10
10-1,6
Screen
-1,6
+10-50
Hydrocyclon
Electromagnetic
Separator
Electromagnetic
separator
10-1,6
Slimes
Concentrated ore
+10
-10
Open storage

The Company's Market Share of the Domestic and International markets

Manganese, like the majority of other metals, is dispensed unevenly all round the Earth. The main keepers of manganese reserves are 10 countries, whose bowels contain about 90 % of world supply: Republic of South Africa, Ukraine, Kazakhstan, Gabon, Georgia, Australia, Brasil, China, Bulgaria, India. These very countries are the leaders in manganese ore export volumes.

The manganese ore producers in Ukrainian market are Ordzhonikidzevsky and и Marhanetsky Mining and Concentrating Complexes, which form 14 % of the World ore production.


World Manganese Ore Production,%
14%
2%
8%
10%
18%
19%
2%
6%
8%
4%
9%
Australia
Brasil
China
Gabon
Ghana
India
Kazakhstan
Mexico
South Africa
Ukraine
Other countries

Marhanetsky Mining and Concentrating Complex share is 32 % of the domestic market.

SALES VOLUME

Main Customers	Grade	Total cost, thous. UAH
JSC Zaporozhje ferroalloy plant	1	16026,3
	1Б	23930,1
	2	48772,5
	Total	***88678,9***
JSC Kramatorsk metallurgical plant	1	3637,8
	1Б	2561,9
	carb	14170,8
	Total	***20370,5***
JSC Nikopol ferro-alloy plant	1 Б	1625,8
	Carb	3118,7
	Total	***4744,5***
JSC "Azovstal"	carb	3686,8
JSC "PGOK"	carb	9282,6
JSC "ZZSF"	**1Б**	335,7
JSC Alchevsk metallurgical plant	carb	294,7
JSC Alapaevsk metallurgical plant	**1Б**	1917,2
JSC Stakhanovsk ferro-alloy plant	**2**	1376,4
Other enterprises of Ukraine	**Total**	**65127,1**
Poland	**1Б**	**537,6**
Russia	**1Б**	**26,5**
TOTAL		**136378,**

	CODES
Enterprise: Marganets Ore Mining and Concentrating Complex OJSC by EDRPOU	00190911
Territory: Ukraine by KOATUU	1241300000
Form of property: joint-stock company by KFV	20
State management body by SPODU	06024
Branch : mineral resource industry by ZKGNG	12120
Kind of economic activity: industrial activity by KVED	

Measurement unit : Thous. UAH

Address 53400 Marganets town
Radyanska, 62

BALANCE on December, 31, 2004

Form N 1. code by DKUD 1801001

ASSETS	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	2	3	4
I.Non circulating assets			
Intangible assets:	010	221,4	293,7
Initial cost	011	650,6	912,9
Wear and tear,accumulated	012	429,2	619,2
Construction in progress	020	61239,7	155240,6
Fixed assets:			
Residual cost	030	277371,2	312061,9
Initial cost	031	2110957,2	2153562,4
Wear and tear	032	1833586,0	1841500,5
Long term financial investments			
Accounted by the method of share in the capital of other entities	040	1407,3	1057,3
Other financial investments	045	2682,8	2682,8
Long term accounts receivable	050		
Deffered tax assets	060		
Other non-circulating assets	070		
Total, by the section 1	**080**	**342922,4**	**471336,3**
II. Circulating assets			
Stocks:			
Production stocks	100	17662,4	12167,0
Animals being raised and fed	110		
Production in progress	120	718,9	294,4
Finished products	130	57303,6	48819,1
Goods	140	92,7	1760,0
Bills received	150	6794,4	622,7
Accounts receivable for goods, works, services:			
Net sales cost	160	192199,1	99446,1
Initial cost	161	194742,8	101854,4
Bad debt reserve	162	2543,7	2408,3
Accounts receivable by settlements:			
With budget	170	28760,5	49569,7
On advances given	180	246477,9	68127,4
On accrued incomes	190		
On internal settlements	200	1232,1	1079,6
Other current recievable	210	472,0	84854,5
Current financial investments	220		
Money resources and their equivalents:			
In the national currency	230	1301,3	35041,0
In the foreign currency	240	286,3	7356,8
Other circulating assets	250	1967,4	634,4
Total by section II	**260**	**555268,6**	**409772,7**
III. Deferrals	**270**	**21,7**	**11,8**
Balance	**280**	**898212,7**	**881120,8**

LIABILITIES	Code of line	As of the beginning of reporting period	As of the end of reporting period
1	**2**	**3**	**4**
I. Equity capital			
Authorised capital stock	300	274969,2	366625,5
Share capital	310		
Additional laid-down capital	320		
Other additional capital	330	299545,0	300616,1
Capital reserves	340	3663,2	3668,9
Retained income (outstanding loss)	350	105901,4	39463,8
Unpaid capital	360		
Withdrawn capital	370		
Total by section I	**380**	**684078,8**	**710374,3**
II. Provision of future costs and payments			
Payments to the staff	400	--	--
Other provisions	410	--	--
Target financing	420	18,4	18,4
Total by section II	**430**	**18,4**	**18,4**
III. Long term liabilities			
Long-term credits of the banks	440		
Other long-term financial liabilities	450		
Deffered tax liabilities	460	11133,4	2647,4
Other long-term liabilities	470		
Total by section III	**480**	11133,4	2647,4
IV. Current liabilities			
Short-term bank loans	500	127306,6	
Current indebtedness by long-term liabilities	510		
Bills issued	520		318,3
Accounts payable for goods, works, services	530	16756,4	137939,4
Current liabilities by settlements			
On advances given	540	6850,3	3351,9
With budget	550	1134,7	2537,0
On off-budget payments	560		
On insurance	570	1426,6	2197,3
On labor payment	580	3098,8	4682,7
With participants	590		
By internal settlements	600	41,4	119,1
Other current liabilities	610	46367,3	16935,0
Total by section IV	**620**	**202982,1**	**168080,7**
V. Deffered incomes	**630**		
BALANCE	**640**	**898212,7**	**881120,8**

Director (signature)

Chief Acciuntant (signature)

(Seal)

	CODES	
Enterprise: Marganets Ore Mining and Concentrating Complex OJSC by EDRPOU		01
		00190911
Territory: town of Marganets by KOATUU		1241300000
State management body by SPODU		06024
Branch : mineral resource industry by ZKGNG		12120
Kind of economic activity: manganese ore mining by KVED		13201

Measurement unit : thous. UAH

Report on Financial Results

For the year 2004

Form No .2 Code by DKUD 1801003

I. FINANCIAL RESULTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Income (proceeds) from sale of products (goods, works, services)	010	908587,3	974941,5
Value-added tax	015	34741,8	104127,6
Excise tax	020		-
	025		-
Other deductions from income	030	7382,4	4672,1
Net income (proceeds) from sale of products (goods, works, services)	035	866463,1	866141,8
Prime cost of the products (goods, works, services) sold	040	892394,1	837332,2
Gross:			
profit	050		28809,6
loss	055	25931,0	-
Other operating incomes	060	599885,2	353588,4
Administrative costs	070	17537,8	12077,5
Sales cost	080	7886,4	6382,7
Other operating costs	090	618199,0	362813,9
Financial results from operating activity			
profit	100		1123,9
loss	105	69669,0	-
Profit from share in capital	110		-
Other financial incomes	120		-
Other incomes	130	2384,8	1199,0
Financial costs	140	5924,5	1213,4
Losses from share in capital	150	364,4	375,4
Other costs	160	1344,8	1391,3
Financial results from routine activity prior to taxation:			
profit	170		-
loss	175	74917,9	657,2
Tax on profit from routine activity	180	- 8486,0	- 713,4
Financial results from routine activity			
profit	190		56,2
loss	195	66431,9	
Extraordinary			
incomes	200		
costs	205		
Taxes on extraordinary profit	210		
-Net			
profit	220		56,2
loss	225	66431,9	

II. ELEMENTS OF OPERATING COSTS

Item	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	57685,2	56629,6
Costs for remuneration of labor	240	64999,9	53963,0
Deductions for social measures	250	26251,8	21156,8
Depreciation	260	26625,8	26990,1
Other operating costs	270	33692,7	24661,3
Total	280	209255,4	183400,8

III.CALCULATION OF INDICES OF SHARES PROFITABILITY

Item	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	1 402 392 676	943 301 458
Adjusted average annual quantity of ordinary shares	310	1 402 392 676	943 301 458
Net profit (loss) due on one ordinary share	320	-0,000474	0,0000001
Adjusted net profit (loss) due on one ordinary share	330	-0,000474	0,0000001
Dividends per one ordinary share	340		

Director (signature)

Chief Accountant (signature)

(Seal)

КОНТАКТНАЯ ИНФОРМАЦИЯ

ОАО «Марганецкий горно-обогатительный комбинат»

Председатель правления
Надзоров Валентин Николаевич
ул. Советская, 62
г. Марганец
Днепропетровская область,
Украина, 53400
Тел: +380 5665 2-22-02
факс +380 5665 2-30-31, 2-30-39
e-mail: postmaster@ mgok.dp.ua

CONTACT INFORMATION

OJSC Marganetsky GOK

Chairman of the board:
Valentin Nadzorov
62, Sovetskaya Str.,
Marganets,
Dnepropetrovsk reg.,
Ukraine, 53400

Tel. +380 5665 2-22-02
fax. +380 5665 2-30-31,2-30-39
e-mail: postmaster@ mgok.dp.ua